Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are as follows:

Six Months Ended		Years Ended December 31,
(Millions)	June 30, 2016	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$2,642.8	$4,234.1	$3,496.6	$2,936.9	$2,545.4	$3,077.8
Add back fixed charges	254.8	426.1	396.1	396.0	321.0	296.1
Income as adjusted ("earnings")	$2,897.6	$4,660.2	$3,892.7	$3,332.9	$2,866.4	$3,373.9

Fixed charges:
Interest expense	$225.5	$368.5	$334.0	$336.5	$271.2	$249.4
Portion of rents representative of interest factor	29.3	57.6	62.1	59.5	49.8	46.7
Total fixed charges	$254.8	$426.1	$396.1	$396.0	$321.0	$296.1
Ratio of earnings to fixed charges	11.37	10.94	9.83	8.42	8.93	11.39